[ECA LOGO]                ENERGY CORPORATION OF AMERICA

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Joseph E. Casabona                                      4643 South Ulster Street
Executive Vice President                                              Suite 1100
                                                                Denver, CO 80237
                               December 4, 2001                   (303) 694-2667
                                                      Telecopier: (303) 694-2763


Via Telefax and Regular Mail
----------------------------

Mr. Van Brown
THE BANK OF NEW YORK
101 Barclay Street
21st Floor West
New York, NY 10286

                                      Re:     Energy Corporation of America

Dear Mr. Brown:

     As a follow up to our conference call with interested noteholders on Friday, November 30, 2001, we are writing to provide, and you will find attached, the summary of projected tax liabilities for Energy Corporation of America together with its consolidated subsidiaries (the "Company") as requested by the noteholders participating in the conference call. The Company has prepared this summary in consultation with its tax advisors. We summarized the Company's tax liabilities relating to the sale of stock of Mountaineer Gas Company on August 18, 2000 (the "Mountaineer Sale") and itemized the tax carryovers, benefits and credits relating to the continued operations of the Company and the sale of stock of Mountaineer based upon and subject to the assumptions set forth in the summary.

     In brief, you will see from this summary that "Scenario 1" is based on the Company's interpretation of the Indenture that the tax liability is the stand alone liability payable as a result of the Mountaineer Sale without regard to credits or deductions unrelated to the sale. Under Scenario 1, the Net Proceeds to be applied pursuant to Sec.4.9 of the Indenture total $140,568,000.00.

     "Scenario 2" represents the interpretation asserted by certain noteholders that both related and unrelated credits and deductions available at the time of the Mountaineer Sale should be included in the calculation. Thus, Scenario 2 reflects all credits and deductions available to the Company on August 18, 2000, including those unrelated to the sale. Under Scenario 2, the Net Proceeds to be applied pursuant to Sec.4.9 of the Indenture total $153,024,000.00

     "Scenario 3" represents the interpretation asserted by certain other noteholders participating in the conference call which includes not only related and unrelated credits and deductions available at the time of the Mountaineer Sale, but also includes unrelated credits, deductions and losses from activities of the Company which occurred subsequent to the sale, including all such credits and deductions which will be included on the Company's tax return for the year in which the sale occurred, i.e., through June 30, 2001. Under Scenario 3, the Net Proceeds to be applied pursuant to Sec.4.9 of the Indenture total $163,663,000.00.

     As we have previously reported, after paying accounting, legal and investment banking fees totaling $1.2 million, the Company has applied $143.6 million of the cash proceeds received on August 18, 2000 of $222,668,750.00 as follows:

     The Company repaid Senior Debt to General Electric Credit Corporation in the amount of $19.75 million on August 18, 2000. The Company repaid the principal due under a line of credit to a bank in the amount of $2.0 million in September 2000. The Company made purchases of long-term assets aggregating $80.4 million. The Company repurchased securities pursuant to a Tender Offer on December 13, 2000 in the amount of $1.746 million. The Company made capital expenditures of $32.5 million in fiscal year 2001 and approximately $4.3 million during the period commending July 1, 2001 and ending August 13, 2001.

     In addition, the Company received the final cash proceeds of $2,888,889.00 on November 21, 2000. During the period between August 13, 2001 (the expiration of 360 days form August 18, 2000) and November 16, 2001 (the expiration of 360 days from November 21, 2000), the Company made capital expenditures in respect of the Company's Energy Business of $3.2 million which is in excess of $2,888,889.00. Thus, the Company has applied $143.6 million, which constitutes all Net Proceeds pursuant to Scenario 1, consistent with Sec.4.9 of the Indenture.

     Under Scenario 2, the amount of Net Proceeds ($153.0 million) exceeds the amount of Net Proceeds applied by the Company ($143.6 million) by less than $10 million. Pursuant to Sec.4.9 of the Indenture, an Asset Sale Offer is required only when the Company has in excess of $10 million in Excess Proceeds, i.e. Net Proceeds which have not been applied during the 360 day period.

     Under Scenario 3, the amount of Net Proceeds is $163,663,000.00, making a difference of approximately $21.3 million of Net Proceeds that have not yet been applied. Pursuant to this interpretation, the noteholders assert that, even though unrelated to the Mountaineer Sale and in many instances based on activities subsequent to the sale, the credits and deductions to be applied to reduce the actual tax liability of the Company in connection with its fiscal year 2001 tax return constitute "valuable assets" the use of which must be accounted for and therefore should serve to increase the amount of Net Proceeds. To be consistent with this interpretation, however, the Company believes that the 360 day period for applying the value of such credits and deductions would not begin until the close of the tax year on June 30, 2001, and therefore, would not expire until June 25, 2002. The Company's budget, as approved and adopted by its Board of Directors in June 2001 for the fiscal year running from July 1, 2001 to June 30, 2002 is approximately $40.9 million, $10.9 million of which was expended or committed through September 30, 2001. Thus, by June 25, 2002, the $21.3 million difference in Net Proceeds calculated pursuant to Scenario 3 will have been applied consistent with Sec.4.9 of the Indenture.

     Particularly with respect to Scenario 3, which again requires the inclusion of all credits and deductions to be utilized by the Company in filing its tax return for the fiscal year 2001, please note that certain information contained in the summary constitutes current estimates, based in good faith on available information. Since the related federal and state income tax returns for the fiscal tax year ended June 30, 2001 have not been prepared or filed with the respective taxing authorities, the amounts as noted and their related tax treatment are subject to change. The Company has made estimated tax payments for the fiscal year 2001 totaling $37,999,000.00.

     We trust this information will be helpful in your analysis of this matter. We request that after you have an opportunity to review this information, counsel for the noteholders contact Thomas R. Goodwin at Goodwin & Goodwin, LLP at (304) 346-7000 to continue discussions of a possible resolution of this matter. Thank you for your consideration.

Sincerely,
                                        /s/ Joseph E. Casabona
                                        Joseph E. Casabona
                                        Executive Vice President

cc:  Irving Apar
     Bayard Chapin
     Brendan D. O`Neill
     John C. Thomas
     Mark A. Van Holland

The following is the summary of the projected tax liabilities and utilization of tax carryovers, benefits and credits related to the continuing operations of Energy Corporation of America & Subsidiaries ("ECA & Subs." or "Company") and the sale of Mountaineer Gas Company & Subsidiaries ("MGC & Subs.") under the below noted scenarios:

SUMMARY:                                                Scenario 1     Scenario 2     Scenario 3
                                                       -------------------------------------------
Gross Allocated Purchase Price                          332,394,000    332,394,000    332,394,000
Less: Assumption of MGC & Subs. Debt                   (105,524,000)  (105,524,000)  (105,524,000)
Less: Acquiror's Acquisitions Costs                      (1,312,000)    (1,312,000)    (1,312,000)
                                                       -------------------------------------------
  Cash Proceeds (A)                                     225,558,000    225,558,000    225,558,000
Less: Tax Basis in Net Assets @ 8/17/2000               (19,417,000)   (19,417,000)   (19,417,000)
Less: Seller's Related Expenses (B)                      (1,218,000)    (1,218,000)    (1,218,000)
                                                       -------------------------------------------
  Taxable Gain on Sale                                  204,923,000    204,923,000    204,923,000
Less: Deduction for State Taxes                         (18,537,000)   (13,776,000)   (12,104,000)
Less: MGC & Subs. Loss Thru 8/17/2000                             -    (11,330,000)   (11,330,000)
Less: ECA & Subs. Loss Thru 8/17/2000                             -     (2,751,000)             -
Less: ECA & Subs. Loss Thru 6/30/2001                             -              -    (32,171,000)
Less: Charitable Contribution Carryover                           -     (1,173,000)    (1,173,000)
Less: Net Operating Loss Carryover                                -    (32,619,000)   (32,619,000)
                                                       -------------------------------------------
  Net Taxable Gain/Income                               186,386,000    143,274,000    115,526,000

Federal Tax Liability @ 35%                              65,235,000     50,146,000     40,434,000
Plus: Estimated State Tax Liability                      18,537,000     14,129,000     12,457,000
Less: IRC Section 29 Credit Generated                             -       (339,000)    (2,276,000)
Less: Investment Tax Credit Carryover (Note 1)                    -        (81,000)       (81,000)
Less: Minimum Tax Credit Carryover (Note 1)                       -    (11,723,000)   (11,723,000)
Less: State Tax Credit Carryover (Note 1)                         -       (353,000)      (353,000)
                                                       -------------------------------------------
  Current Tax Liability                                  83,772,000     51,779,000     38,458,000
Plus: ECA & Subs. Net Deferred Tax Liability (Note 2)             -     19,537,000     22,219,000
                                                       -------------------------------------------
  Projected Net Current & Future
    Combined Tax Liability (C)                           83,772,000     71,316,000     60,677,000
                                                       ===========================================
      Projected Net Proceeds (A-B-C)                    140,568,000    153,024,000    163,663,000
                                                       ===========================================

SCENARIO ASSUMPTIONS:

Scenario 1 ("Stand Alone"):
     - Tax gain on the sale of MGC & Subs. determined using cash proceeds less tax basis of the net assets of MGC & Subs. less seller's expenses.
     - Estimated state tax liability based upon MCG & Subs.' estimated respective apportioned combined state tax rate for the states in which the gain will be taxed.
     -    No  utilization  of  ECA & Subs.' tax carryovers, benefits or credits.

Scenario 2 ("All In" as of 8-17-2000):
     - Tax gain on the sale of MGC & Subs. determined using cash proceeds less tax basis of the net assets of MGC & Subs. less seller's expenses.
     - Estimated state tax liability based upon ECA & Subs.' and MGC & Subs.' estimated state tax rate less state net operating losses and credits.
     - Offset by estimated net tax losses generated by MGC & Subs. through the sale date, 8/17/2000.
     - Offset by estimated net tax losses generated by ECA & Subs. through the sale date, 8/17/2000.
     - Utilization of ECA & Subs. federal and state tax loss carryovers and credits available as of June 30, 2000.
     - Utilization of estimated IRC Section 29 credits generated through the sale date, 8/17/2000.
     - Offset by projected cumulative net deferred tax liability of ECA & Subs. as of sale date, 8/17/2000.

Scenario 3 ("All In" as of 6-30-2001):
     - Tax gain on the sale of MGC & Subs. determined using cash proceeds less tax basis of the net assets of MGC & Subs. less seller's expenses.
     - Estimated state tax liability based upon ECA & Subs.' and MGC & Subs.' estimated state tax rate less state net operating losses and credits.
     - Offset by estimated net tax losses generated by MGC & Subs. through the sale date, 8/17/2000.
     - Offset by estimated net tax losses generated by ECA & Subs. through year-end, 6/30/2001.
     - Utilization of ECA & Subs. federal and state tax loss carryovers and credits available as of June 30, 2000.
     - Utilization of estimated IRC Section 29 credits generated through year-end, 6/30/2001.
     - Offset by projected cumulative net deferred tax liability for ECA & Subs. as of year-end, 6/30/2001.
     - Estimated and projected amounts reflected based upon audited financials as of year-end, 6/30/2001.

OTHER INFORMATION:

Note 1 - Included in the tax credit carryovers noted under Scenarios 2 and 3 are the following credit carryovers which were generated before the acquisition of MGC & Subs. by entities in the ECA & Subs. consolidated group:

  -    Investment Tax Credit Carryover     81,000
  -    Minimum Tax Credit Carryover     9,002,000
  -    State Tax Credit Carryover         353,000
                                        ---------
  -    Total                            2,436,000
                                        =========

Note 2 - The ECA & Subs. Net Deferred Tax Liability represents taxes computed under Generally Accepted Accounting Principles for which ECA & Subs. is ultimately liable and will be paid at a future date. ECA & Subs. will not have the credit and carryovers as reflected available to otherwise offset this liability based upon the assumptions as noted for Scenarios 2 and 3.